                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 WORLDCOM, INC.
                       (Name of Subject Company (Issuer))

                                 WORLDCOM, INC.
                       (Names of Filing Persons (Issuer))

   OPTIONS TO PURCHASE WORLDCOM GROUP COMMON STOCK, PAR VALUE $.01 PER SHARE,
               GRANTED UNDER WORLDCOM, INC. 1997 STOCK OPTION PLAN
                         (Title of Class of Securities)

                                    98157D106
       (UNDERLYING WORLDCOM GROUP COMMON STOCK, PAR VALUE $.01 PER SHARE)
                      (CUSIP Number of Class of Securities)

                                Scott D. Sullivan
                                 WorldCom, Inc.
                            500 Clinton Center Drive
                           Clinton, Mississippi 39056
                                 (601) 460-5600
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    COPY TO:
                              R. Randall Wang, Esq.
                                 Bryan Cave LLP
                             One Metropolitan Square
                         211 North Broadway, Suite 3600
                            St. Louis, Missouri 63102
                                 (314) 259-2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|     third-party tender offer subject to Rule 14d-1.

|X|     issuer tender offer subject to Rule 13e-4.

|_|     going-private transaction subject to Rule 13e-3.

|_|     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|



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                         AMENDMENT NO. 1 TO SCHEDULE TO

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 17, 2002 (as amended, the "Schedule TO") by WorldCom, Inc., a Georgia corporation (the "Company"). The Schedule TO relates to an offer by the Company to certain current U.S. WorldCom group employees, excluding those persons described in the original Schedule TO, to exchange all outstanding options to purchase shares of the Company's WorldCom group common stock, par value $.01 per share, which were originally granted under the WorldCom, Inc. 1997 Stock Option Plan, as amended (the "1997 plan") on January 4, 1999, January 18, 2000 and April 24, 2000 for new nonqualified stock options. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase dated January 17, 2002.

ITEMS 1 THROUGH 4, 6 THROUGH 9 AND 11 THROUGH 13.

         Items 1 through 9 and 11 through 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The paragraph entitled "Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects." found on page 11 of the Offer to Exchange is amended by deleting the fifth sentence and replacing it with the following:

        We also reserve the right to waive any defect or irregularity in any election with respect to any particular options or any particular option holder or any conditions of the Stock Option Exchange Program with respect to all eligible employees.

(2) The first paragraph of Section 6 ("Conditions of the Stock Option Exchange Program") is amended by deleting it and replacing it with the following:

         Notwithstanding any other provision of the Stock Option Exchange Program, we will not be required to accept any options submitted to us for cancellation and exchange, and we may terminate or amend the Stock Option Exchange Program, or postpone our acceptance and cancellation of any options submitted to us for cancellation and exchange, in each case, subject to certain limitations, if at any time on or after January 17, 2002 and prior to the expiration of this offer, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, we have determined prior to the expiration of this offer that the occurrence of such event or events makes it inadvisable for us to proceed with the Stock Option Exchange Program or to accept and cancel options submitted to us for exchange:

(3) The fifth bullet point under (iii) of Section 6 ("Conditions of the Stock Option Exchange Program") is amended by deleting it and replacing it with the following:

         o any change in the general political, market, economic or financial conditions in the United States or abroad that has or, in our reasonable judgment, may have a material adverse effect on the business, condition (financial or other), operations or prospects of WorldCom or our subsidiaries or that, in our reasonable judgment, materially impairs or may materially impair the benefits that we believe we will receive from the offer;

(4) Subsection (vi) of Section 6 ("Conditions of the Stock Option Exchange Program") is amended by deleting it and replacing it with the following:

        o any change or changes occur in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of WorldCom or our subsidiaries that, in our reasonable judgment, is or may have a material adverse effect on WorldCom or our subsidiaries.

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ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

Item 5 of the Schedule TO is hereby amended to add the following:


As previously reported, the Company entered into certain loan and guaranty arrangements involving Bernard J. Ebbers, the Company's President and Chief Executive Officer, principally relating to certain obligations to financial institutions secured by Mr. Ebbers' stock in the Company. Following recent declines in the closing price of the WorldCom group common stock, the outstanding debt covered by the guaranty in favor of Bank of America, N.A. ("Bank of America") has been repaid and the Company has deposited with Bank of America approximately $35 million to collateralize a letter of credit used to support financing for which Mr. Ebbers is obligated. The underlying letter of credit is scheduled to expire on February 15, 2003, subject to renewal or extension.


The Company made aggregate payments of approximately $198.7 million to Bank of America pursuant to the guaranty, in addition to the deposit collateralizing the letter of credit. That amount, together with any amounts paid or costs incurred by the Company in connection with the letter of credit, plus accrued interest at a floating rate equal to that under one of the Company's credit facilities, is payable by Mr. Ebbers to the Company on demand. The amount of such interest accrued through January 31, 2002, is approximately $519,000, and the interest rate as of that date was 2.14% per annum.


In addition to the guaranty arrangements, the Company has also agreed to loan up to $165 million in principal amount to Mr. Ebbers. These loans are payable on demand and bear interest at floating rates equal to that under certain of the Company's credit facilities. As of February 7, 2002, the aggregate principal amount of indebtedness owed by Mr. Ebbers to the Company under these loans was approximately $142.1 million. Accrued interest on these loans is approximately $5.2 million through January 31, 2002, at interest rates ranging from 2.14% to 2.18% per annum as of that date.


The Company has been advised that Mr. Ebbers has used, or plans to use, the proceeds of the loans from the Company principally to repay certain indebtedness under loans secured by shares of stock in the Company owned by him and that the proceeds of such secured loans were used for private business purposes. The loans and guaranty by the Company were made following a determination that they were in the best interests of the Company and its shareholders in order to avoid additional forced sales of Mr. Ebbers' stock in the Company. The determination was made by the Company's Compensation and Stock Option Committee as a result of the pressure on the Company's stock price, margin calls faced by Mr. Ebbers and other considerations. Such actions were ratified and approved by the Company's board of directors.

In connection with the transactions described above, and subject to certain limitations, and effective upon termination of restrictions under existing lending agreements, Mr. Ebbers pledged to the Company the shares of stock in the Company owned by him with respect to his obligations under the loans and guaranty from the Company. The pledge is subordinated to the prior rights of certain lenders and is not currently perfected. Mr. Ebbers also agreed to indemnify the Company for any amounts expended or losses, damages, costs, claims or expenses incurred under the guaranty or the loans from the Company and has provided information demonstrating that his assets are sufficient to cover his outstanding obligations to the Company.

ITEM 12.  EXHIBITS

Item 12 is hereby amended and restated as follows to add Exhibits (a)(1)(T) through (a)(1)(U).

(a)(1)(A)     Offer to Exchange, dated January 17, 2002.*

(a)(1)(B) Form of Election to Participate for option holders submitting on the web site.*

(a)(1)(C) Form of Election to Participate for option holders unable to access or use the web site.*


(a)(1)(D) Form of Notice of Withdrawal for option holders submitting on the web site.*

(a)(1)(E) Form of Notice of Withdrawal for option holders unable to access or use the web site.*

(a)(1)(F) Form of Letter from Human Resources to Eligible Option Holders dated January 17, 2002.*

(a)(1)(G) Form of Letter from Stock Option Department dated January 17, 2002 to WorldCom group employees on leave of absence who are eligible for option exchange.*

(a)(1)(H) Form of Letter from Stock Option Department dated January 17, 2002 to eligible persons receiving paper forms of exchange.*

(a)(1)(I) Form of Confirmation to Offerees of Receipt of Election to Participate for option holders submitting on the web site.*

(a)(1)(J) Form of Confirmation to Offerees of Receipt of Election to Participate for option holders unable to access or use the web site.*

(a)(1)(K) Form of Confirmation to Offerees of Receipt of Notice of Withdrawal for option holders submitting on the web site.*

(a)(1)(L) Form of Confirmation to Offerees of Receipt of Notice of Withdrawal for option holders unable to access or use the web site.*

(a)(1)(M)     Form of Press Release dated January 17, 2002.*

(a)(1)(N)     Form of web site welcome page.*

(a)(1)(O) Form of web site pop-up box appearing after the option holder has read and "clicks" to submit the Election to Participate or Notice of Withdrawal.*

(a)(1)(P) Form of presentation regarding Domestic WorldCom Group Stock Option Exchange Program Overview.*

(a)(1)(Q) Offering Circular for the WorldCom, Inc. 1997 Stock Option Plan, as amended.*

(a)(1)(R) Those portions of the Company's annual report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001, as amended by Form 10-K/A filed with the Securities and Exchange Commission on April 26, 2001. (Incorporated by Reference).

(a)(1)(S) The Company's quarterly report on Form 10-Q for its fiscal quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001. (Incorporated by Reference).

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(a)(1)(T)     Form of E-Mail to Eligible Option Holders Regarding Amendment No.
              1 to Schedule TO.

(a)(1)(U) Form of Letter to Eligible Option Holders receiving paper copies of the Offer to Exchange Regarding Amendment No. 1 to Schedule TO.

(d)(1)(A)     The Company's 1997 Stock Option Plan, as amended.*

(d)(1)(B) Form of Stock Option Agreement in connection with the replacement grant for the all-employee option programs under the 1997 plan.*

(d)(1)(C) Form of Stock Option Agreement in connection with the replacement grant for the management option programs under the 1997 plan.*

(d)(1)(D) Form of Stock Option Agreement in connection with the replacement grant for the April 24, 2000 grant under the 1997 plan.*

*  Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              WORLDCOM, INC.


                              By:      /S/ SCOTT D. SULLIVAN
                                  ---------------------------------------------
                                       Scott D. Sullivan
                                       Chief Financial Officer


Dated:  February 7, 2002

                                  EXHIBIT INDEX

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------

(a)(1)(A)     Offer to Exchange, dated January 17, 2002.*

(a)(1)(B) Form of Election to Participate for option holders submitting on the web site.*

(a)(1)(C) Form of Election to Participate for option holders unable to access or use the web site.*

(a)(1)(D) Form of Notice of Withdrawal for option holders submitting on the web site.*

(a)(1)(E) Form of Notice of Withdrawal for option holders unable to access or use the web site.*

(a)(1)(F) Form of Letter from Human Resources to Eligible Option Holders dated January 17, 2002.*

(a)(1)(G) Form of Letter from Stock Option Department dated January 17, 2002 to WorldCom group employees on leave of absence who are eligible for option exchange.*

(a)(1)(H) Form of Letter from Stock Option Department dated January 17, 2002 to eligible persons receiving paper forms of exchange.*

(a)(1)(I) Form of Confirmation to Offerees of Receipt of Election to Participate for option holders submitting on the web site.*

(a)(1)(J) Form of Confirmation to Offerees of Receipt of Election to Participate for option holders unable to access or use the web site.*

(a)(1)(K) Form of Confirmation to Offerees of Receipt of Notice of Withdrawal for option holders submitting on the web site.*

(a)(1)(L) Form of Confirmation to Offerees of Receipt of Notice of Withdrawal for option holders unable to access or use the web site.*

(a)(1)(M)     Form of Press Release dated January 17, 2002.*

(a)(1)(N)     Form of web site welcome page.*

(a)(1)(O) Form of web site pop-up box appearing after the option holder has read and "clicks" to submit the Election to Participate or Notice of Withdrawal.*

(a)(1)(P) Form of presentation regarding Domestic WorldCom Group Stock Option Exchange Program Overview.*

(a)(1)(Q) Offering Circular for the WorldCom, Inc. 1997 Stock Option Plan, as amended.*

(a)(1)(R) Those portions of the Company's annual report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001, as amended by Form 10-K/A filed with the Securities and Exchange Commission on April 26, 2001. (Incorporated by Reference).

(a)(1)(S) The Company's quarterly report on Form 10-Q for its fiscal quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001. (Incorporated by Reference).

(a)(1)(T) Form of E-Mail to Eligible Option Holders Regarding Amendment No. 1 to Schedule TO.

(a)(1)(U) Form of Letter to Eligible Option Holders receiving paper copies of the Offer to Exchange Regarding Amendment No. 1 to Schedule TO.

(d)(1)(A)     The Company's 1997 Stock Option Plan, as amended.*

(d)(1)(B) Form of Stock Option Agreement in connection with the replacement grant for the all-employee option programs under the 1997 plan.*

(d)(1)(C) Form of Stock Option Agreement in connection with the replacement grant for the management option programs under the 1997 plan.*

(d)(1)(D) Form of Stock Option Agreement in connection with the replacement grant for the April 24, 2000 grant under the 1997 plan.*


*   Previously filed.